Exhibit 99.1

Thomson Reuters Appoints Kirk E. Arnold to the Board of Directors

TORONTO, January 15, 2020 – Thomson Reuters (TSX/NYSE: TRI) today announced the appointment of Kirk E. Arnold to the company’s Board of Directors, effective immediately.

“Kirk brings significant experience leading global technology businesses. We look forward to her contributions in the boardroom as Thomson Reuters increasingly focuses on connecting professional communities with open, cloud-based platforms that draw together trusted information, innovative technology and deep domain expertise,” said David Thomson, chairman of Thomson Reuters.

Ms. Arnold, 60, has spent over 30 years as an executive in the technology industry. She is currently an Executive-in-Residence at General Catalyst Ventures, where she works with management teams to help scale and drive growth by providing mentorship, operational and strategic support. She was previously CEO of Data Intensity, a cloud-based data, applications and analytics managed service provider. Prior to that, Ms. Arnold was COO of Avid, a technology provider in the media industry, and CEO and President of Keane, Inc., then a publicly traded global services provider. She has also held senior leadership roles at Computer Sciences Corp., Fidelity Investments and IBM. In addition, she was founder and CEO of NerveWire, a management consulting and systems integration provider.

Ms. Arnold is a member of the boards of directors of Ingersoll Rand, a global electronics manufacturer, The Predictive Index, a global provider of talent optimization and employee engagement software, and Solstice, a provider of community solar technology and services. Ms. Arnold is also on the board of trustees of the Massachusetts Technology Leadership Council and the Commonwealth Institute. In addition, she is a Senior Lecturer at MIT Sloan School of Management and an advisor to the Center for MIT Entrepreneurship.

Ms. Arnold was appointed to the Thomson Reuters Board’s Audit Committee and Human Resources Committee.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

CONTACTS

MEDIA David Girardin Vice President, Corporate Affairs +1 646 223 4870 david.girardin@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com